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Writer's Direct Number                                Writer's E-mail Address
212) 756-2131                                           george.silfen@srz.com




                                 June 21, 2010

VIA EDGAR

James E. O'Connor, Esq.
Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549-0505

              Re: Robeco-Sage Multi-Strategy TEI Institutional Fund, L.L.C. Post-Effective Amendment No. 3 to the Registration Statement On Form N-2 (File Nos. 333-152796 and 811-22225)

Dear Mr. O'Connor:

               On behalf of Robeco-Sage Multi-Strategy TEI Institutional Fund, L.L.C. (the "Fund"), transmitted for filing with the Securities and Exchange Commission (the "Commission") is Post-Effective Amendment No. 3 to the Fund's Registration Statement on Form N-2 (the "Registration Statement"). We are filing the Registration Statement with the Commission for the sole purpose of updating certain financial and other information contained therein. Accordingly, we respectfully request expedited review of the Registration Statement by the staff of the Commission so as to allow the effectiveness of the Registration Statement on or about July 12, 2010.

               If you have any questions or comments, please call me at (212) 756-2131. Thank you, in advance, for your attention to this matter.

                                                     Very truly yours,


                                                     /s/ George M. Silfen, Esq.
                                                     George M. Silfen, Esq.